FORM AW

(Withdrawal of amendment to registration statements filed under the Securities Act of 1933)

T. Rowe Price International Funds, Inc.

100 East Pratt Street

Baltimore, Maryland 21202

August 7, 2024

VIA EDGAR

U.S. Securities & Exchange Commission

Daniel Greenspan, Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:  T. Rowe Price International Funds, Inc. (the “Registrant”)
 on behalf of the following series:

 T. Rowe Price Emerging Markets Bond Fund (the “Acquiring Fund”)

 File No.: 002-65539

 Request to Withdraw Pre-Effective Amendment No. 1 to Registration Statement on Form N-14

 File No.: 333-279782; Accession No. 0001741773-24-003253

Dear Mr. Greenspan:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant, on behalf of the Acquiring Fund, hereby respectfully requests (a) the immediate withdrawal of the Registrant’s Pre-Effective Amendment No. 1 (the “Amendment”) to its Registration Statement on Form N-14 (File No. 333-279782) (together with all exhibits and amendments thereto, the “N14 Registration Statement”), and (b) that the Commission issue an order granting the withdrawal of the Amendment, effective as of the date hereof or at the earliest practicable date hereafter.

The Registrant is seeking withdrawal of the Amendment because the submission header of the N-14/A filing references the Registrant’s N-1A Securities Act file number as opposed to the Registrant’s N-14 Securities Act file number. After the withdrawal of the Amendment, the Registrant intends to file another pre-effective amendment to the N-14 Registration Statement that will reference the appropriate N-14 Securities Act file number and will be substantially similar to Pre-Effective Amendment No. 1 that was withdrawn, after which we will file a request for acceleration of effectiveness.

Please direct any questions or comments concerning this request for withdrawal to Brian R. Poole at 410-345-6646 of T. Rowe Price Associates, Inc.

Sincerely,

/s/Brian R. Poole

Brian R. Poole

Vice President and Managing Legal Counsel, T. Rowe Price Associates, Inc.